Exhibit 99.2

RECENT DEVELOPMENTS

Suriname: TotalEnergies announces another successful well in offshore Block 58

TotalEnergies and APA Corporation encountered oil in the Sapakara South-1 well on Block 58 off the coast of Suriname, announced on July 29, 2021. This announcement follows previous discoveries at Maka Central, Sapakara West, Kwaskwasi and Keskesi.

Located 4 kilometers south-east of the Sapakara West-1 discovery, Sapakara South-1 was drilled in a water depth of about 850 meters.

The drilling operations will continue with the Maersk Valiant drillship. TotalEnergies is the operator, holding a 50% working interest and Apache holding a 50% working interest. Upon completion of the Sapakara South -1 well, the rig will move to drill the Bonboni – 1 well in Block 58.

TotalEnergies and Amazon announce strategic collaboration

On July 29, 2021, TotalEnergies announced a strategic collaboration with Amazon through which TotalEnergies will contribute to Amazon’s commitment to power its operations with 100% renewable energy, while Amazon will help TotalEnergies accelerate its digital transformation. This strategic agreement spans both the TotalEnergies and Amazon businesses:

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Renewable Energy: TotalEnergies and Amazon have signed power purchase agreements (“PPAs”) for a commitment of 474 MW of renewable capacity in the US and Europe, and expect to expand their cooperation in the Middle East and Asia Pacific. By supplying renewable energy and potential battery energy solutions, TotalEnergies will contribute to Amazon’s commitment to power operations with 100 percent renewable energy by 2030 and reach net-zero carbon emissions by 2040.

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Cloud Computing: With Amazon Web Services (AWS) as a key cloud provider, TotalEnergies will accelerate its move to the cloud, boosting its IT transformation, the digitization of its operations and its digital innovation. In particular, TotalEnergies’ Digital Factory will benefit from the breadth and depth of AWS services including infrastructure, speed, reliability and innovative services. TotalEnergies will also evaluate AWS High Performance Computing technology to accelerate critical workflows and further speed up innovation across its businesses around the world.

Venezuela: TotalEnergies exits from Petrocedeño

TotalEnergies, through its affiliate Total Venezuela, has decided to transfer its non-operated minority participation of 30.32% in Petrocedeño S.A. to Corporation Venezolana de Petróleos (CVP), an affiliate of Petróleos de Venezuela S.A. (PDVSA), announced on July 29, 2021. Equinor having also decided to transfer in parallel its participation of 9.67% in the company, PDVSA will own 100% of Petrocedeño S.A..

Petrocedeño S.A. is a company that produces extra-heavy crude oil from the Orinoco Belt in Venezuela, transports it and transforms it into light crude oil.

This transaction carried out for a symbolic amount in exchange of a broad indemnity in relation to the past and future participation of TotalEnergies’ in Petrocedeño S.A., results in the recognition of an exceptional capital loss of $1.38 billion in the financial statements of TotalEnergies.

TotalEnergies announces the second 2021 interim dividend stable at €0.66/share

The Board of Directors of TotalEnergies SE met on July 28, 2021, and declared the distribution of the second 2021 interim dividend at €0.66/share, stable compared to the first 2021 interim dividend. This second 2021 interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	January 3, 2022	December 30, 2021
Payment date	January 13, 2022	January 25, 2022

Singapore : TotalEnergies acquires one of the largest electric vehicle charge points network

On July 28, 2021, TotalEnergies announced it signed with Bolloré Group for the acquisition of ‘Blue Charge’. Upon the approval of the relevant authorities, TotalEnergies will manage and operate one of the largest electric vehicle charging network in Singapore, with more than 1,500 charge points installed in the city-state.

This urban charging network represents around 85% of the charge points currently under operation in Singapore, accessible to electric vehicles’ owners as well as to the carsharing solution BlueSG.

This network has been developed with the Land Transport Authority of Singapore (LTA) and with other partners from both public and private sectors. Local growth perspectives for electric mobility are powered by the ambition of Singapore to massively develop the charging infrastructure as part of its Green Plan 2030, which includes a target to reach 60,000 charge points by the end of the decade.

Belgium: TotalEnergies signs a renewable power purchase agreement with Air Liquide

On July 26, 2021, TotalEnergies announced that it signed a Corporate Power Purchase Agreement with Air Liquide. TotalEnergies intends to supply 50 GWh per year of renewable electricity over a period of 15 years. Air Liquide will use this renewable energy to power some of its industrial and medical gas production sites in Belgium.

TotalEnergies will supply Air Liquide with this electricity from an offshore wind farm located in the Belgian North Sea. With a strong expertise across the integrated electricity chain, TotalEnergies is proving its ability to provide competitive and available renewable electricity to support Air Liquide in its sustainable development objectives.

This agreement also illustrates TotalEnergies’ commitment to contribute to Belgium’s energy transition, while promoting low carbon solutions for its customers. The wind-generated electricity is expected to save about 270,000 tons of CO2 emissions over the life of the contract.

This contract with Air Liquide follows other Corporate Power Purchase Agreements signed earlier in 2021 by TotalEnergies with Orange, Microsoft and Merck.

TotalEnergies partners with Technip Energies to advance low-carbon solutions for LNG and offshore facilities

TotalEnergies and Technip Energies signed a Technical Cooperation Agreement to jointly develop low-carbon solutions for Liquefied Natural Gas (LNG) production and offshore facilities to accelerate the energy transition, as announced on July 21, 2021.

As part of this agreement, both parties will explore new concepts and technologies, in order to reduce carbon footprint of existing facilities and greenfield projects in key areas, such as:

●	LNG production,
●	cryogeny,
●	production and use of hydrogen for power generation,
●	or processes for Carbon Capture, Utilization and Storage (CCUS).

The qualification of new architectures and equipment that will be developed in these areas is also part of the agreement.

This partnership is based on a common belief that cooperation across the industry is needed to achieve energy transition goals. By partnering together, Technip Energies and TotalEnergies are leveraging their complementary expertise to decarbonize LNG plants and offshore facilities, supported by their leadership positions in these areas.

Australia: TotalEnergies enters into an infrastructure agreement with GIP on Gladstone LNG

On July 13, 2021, TotalEnergies announced it completed a transaction with GIP Australia (GIP) in relation to the downstream facilities of the Gladstone LNG project owned by its subsidiary Total GLNG Australia (TGA), for a consideration of more than US$750 million, with an effective date of January 1, 2021.

As part of this transaction, GIP will receive a throughput-based tolling fee calculated on TGA’s share of gas processed through the downstream facilities over a period of 15 years.

TGA retains full control and ownership of its 27.5% interest in the Gladstone LNG downstream joint venture.

TotalEnergies and GHGSat launch a new initiative to monitor offshore methane emissions by satellite

On July 7, 2021, TotalEnergies announced, that as part of its commitment to identify, quantify and reduce methane emissions linked to its operations, it is partnering with GHGSat to develop a satellite imaging technology to monitor potential methane leak occurrences at offshore facilities.

This new technology, known as “Glint Mode”, allows to remove interference effects on data acquisition by observing sun glint on the ocean surface. This satellite imaging can be combined with local measurements for which TotalEnergies has developed the ultra-light AUSEA1 drone-mounted spectrometer, considered to be the most accurate in the world.

TotalEnergies and GHGSat have been working together since 2018 to refine methane emissions measurement thresholds in order to detect increasingly smaller emissions so that leaks can be prevented as far upstream as possible. In October 2020, the partners set a world record at TotalEnergies’ TADI2 testing complex, which is equipped with leading-edge detection resources, by successfully quantifying the smallest controlled leak detected to date. TotalEnergies and GHGSat are taking a new step with this initiative and will be conducting six satellite observations in Glint Mode of TotalEnergies offshore sites.

This partnership builds on TotalEnergies’ commitment within the United Nations Environmental Programme (UNEP) Oil and Gas Methane Partnership (OGMP) to reduce the industry’s methane emissions.

TotalEnergies and Veolia join forces to develop CO2-based microalgae cultivation to produce next-generation biofuels

TotalEnergies and Veolia joined forces to accelerate the development of microalgae cultivation using CO2 as announced on July 6, 2021. The two partners will pool their know-how to develop a four-year research project at the La Mède biorefinery, operated by TotalEnergies, with the long-term goal of producing biofuel.

Through photosynthesis, microalgae use sunlight and CO2 from the atmosphere or from industrial processes to grow. When mature, they can be transformed into next-generation biofuels with low carbon intensity.

As part of the project, a test platform will be set up to compare different innovative systems for growing microalgae and identify the most efficient ones.

Veolia will bring its expertise in:

●	the water sector to optimize management of the microalgae's aquatic environment,
●	the development of algal biomass as an effective solution for CO2 capture.

TotalEnergies, in synergy with the business lines at the La Mède site, will bring its expertise in:

●	the cultivation and refining of biomass to produce advanced biofuels,
●	CO2 capture and utilization technologies.

Energy transition in shipping: First BioLNG production project at a French port

On July 5, 2021, TotalEnergies announced that EveRé, operator of the multi-process household waste treatment plant commissioned by Métropole Aix-Marseille-Provence, the CMA CGM Group, a world leader in shipping and logistics, Elengy, a subsidiary of Engie, operating LNG terminals at Fos-sur-Mer and TotalEnergies, a global multi-energy company that produces and supplies energy, joined forces to study the feasibility of creating France’s first production unit for liquefied biomethane (BioLNG), a low-carbon alternative fuel dedicated to energy transition in the shipping industry.

Produced by converting the biodegradable part of household waste from the Marseille Provence region, BioLNG would allow for the decarbonization of shipping services departing from the Grand Port Maritime in Marseille and would be used primarily for the CMA CGM Group’s LNG-powered vessels.

The project forms a circular economic system. Using the area’s household waste will help reduce local air pollutants (nitrogen oxides, sulfur oxides and fine particles), improving air quality and quality of life for people living in the region and supporting the energy transition in the shipping industry.

1 The 1.4-kg Airborne Ultra-Light Spectrometer for Environmental Applications (AUSEA) was developed by TotalEnergies and the GSMA laboratory, a joint research unit of the French National Center for Scientific Research (CNRS) and University of Reims Champagne Ardenne.

2 The TADI testing complex in Lacq (southwestern France) has unique capabilities for testing controlled gas emissions in a typical industrial environment.

A concrete commitment to energy transition in shipping

BioLNG, combined with the dual-fuel gas engine technology developed by CMA CGM, reduces greenhouse gas emissions (including carbon dioxide) by at least 67% relative to well-to-wake very-low sulfur fuel oil (VLSFO) (the complete value chain). On the basis of a tank-to-wake measurement (at vessel level), greenhouse gas emissions are reduced by 88%.

Liquefied natural gas allows for a 99% reduction in sulfur oxide emissions, a 91% reduction in fine particles emissions and a 92% reduction in nitrogen oxide emissions. By the end of 2024, 44 of the CMA CGM Group’s vessels are expected to be powered by LNG.

A project integrated into the local ecosystem

The project fits perfectly into the local ecosystem, benefiting from the particularly well-suited and already existing infrastructure at the Grand Port Maritime, including EveRé’s waste methanization unit, Elengy’s LNG terminals, which will be used for the storage and delivery of the BioLNG, TotalEnergies’ bunker vessel, to be located at the port as of January 2022, and CMA CGM’s fleet of LNG-powered vessels. The feasibility study has been launched as part of this large-scale project, which corresponds with the national drive to promote BioLNG as defined in France’s Mobility Orientation Law.

Suriname: TotalEnergies expands its presence with two new shallow water exploration licenses

On June 25, 2021, TotalEnergies announced that Block 6 and Block 8 in the Suriname SHO Bid Round 2020/2021 were awarded to it and its partner Qatar Petroleum. TotalEnergies will operate these blocks, situated in shallow water with depths between 30 meters and 50 meters, and adjacent to the TotalEnergies operated Block 58, where four significant discoveries have been made since January 2020 and where operations are continuing in 2021.

With these two new operated exploration blocks, TotalEnergies expands its position in Suriname, an emerging world class basin. A 3D seismic acquisition campaign will be carried out on these 2 licenses to confirm their potential.

TotalEnergies will operate the blocks with a 40% working interest, alongside Qatar Petroleum (20%) and the national company Staatsolie (40%).

TotalEnergies renews its global partnership with Peugeot, Citroën, DS Automobiles and extends the partnership to Opel and Vauxhall

On June 22, 2021, TotalEnergies and Stellantis announced the renewal of their partnership for the next five years for the Peugeot, Citroën and DS Automobiles brands. The two Groups have also opened a new chapter with the expansion of the partnership to include Opel and Vauxhall. These global cooperation agreements now cover five core areas:

●Increased collaboration in Research & Development, with common R&D objectives in terms of sustainable development and innovation, particularly in new forms of mobility, low-carbon or bio-sourced fuels, lubricants and fluids specially optimized for new electrified engines and their components, including batteries.

●“First-fill” lubricants, with the supply of lubricants by TotalEnergies for vehicles produced in the factories of the five Stellantis Group brands concerned throughout the world.

●Exclusive recommendation of Quartz lubricants in the after-sales and maintenance networks of the Peugeot, Citroën, DS Automobiles, Opel and Vauxhall brands. Approved repair specialists have access to TotalEnergies' high-tech motor oils, specifically developed for the engines of these five brands of vehicles, guaranteeing performance, reliability and fuel savings.

●Automobile competition, with technical and sporting cooperation which is expected to focus exclusively on the various electric and hybrid programmes launched by the brands:

oPeugeot's return to the 24 Hours of Le Mans and the FIA-World Endurance Championship in the Hypercar category for hybrid prototypes, with the design of batteries resulting from the collaboration between Peugeot Sport and TotalEnergies, through its subsidiary SAFT, as well as the development of specific fluids.

oContinued support for the title-holding team DS-TECHEETAH in the ABB FIA Formula E World Championship, an electric single-seater competition with the development of the Quartz EV Fluid range.

oA new partnership with Opel Motorsport which launches the Opel Corsa-e Rally Cup, the first electric rally world cup

●Mobility and Electrical Vehicle (EV) charging are new components of this partnership. Free2Move, the Mobility Brand of Stellantis, will use the network of charging stations operated by TotalEnergies for its car-sharing activity in Paris. Other proposals related to simpler electric mobility are also under consideration.

Electric Vehicles: TotalEnergies expands the charging network of the municipality of Amsterdam with 2,200 new EV charging points

On June 8, 2021, TotalEnergies announced that the municipality of Amsterdam awarded the concession for the expansion of its public charging network for EV to TotalEnergies. As part of this new concession, TotalEnergies will expand Amsterdam's current network with 2,200 new EV charging points, which are expected to be installed by fall 2022.

The installation of 1,100 chargers, each equipped with two charging points, will give a boost to the Clean Air Action Plan of the Municipality of Amsterdam, which aims to realize completely emission-free transport by 2030. One of the main challenges of this ambition is to facilitate enough charging points to support the strong growth of EVs.

Amsterdam has selected TotalEnergies, through its subsidiary TotalEnergies Marketing Nederland, as a key partner to realize this increase in scale. TotalEnergies focuses on a hassle-free and transparent customer experience for the e-driver, while guaranteeing both the availability and the quality of the charging service.

For the first time in Amsterdam, TotalEnergies will make large-scale use of chargers clustering and the expansion of the charging network will be partly based on requests from e-drivers. In addition, a data-driven approach will be used, in which the load on the current charging network is monitored to determine optimal locations. When charging demand on the current charging network is high enough, chargers will be added. In this way TotalEnergies intends to ensure that there will always be enough charging points to meet the demand. To further address the required scaling-up and the growing demand for charging, as many clusters of chargers as necessary will also be installed in Amsterdam.

TotalEnergies is already the largest EV charging operator in the Metropolitan Region of Amsterdam (MRA-Electric), which includes the three provinces of Noord-Holland, Flevoland and Utrecht, with over 6,500 charging points in operation and accessible to the public. TotalEnergies is also active in the operation of charging infrastructure in major European capitals and urban areas: London (Source London), Paris (Bélib') and the Brussels-Capital Region in Belgium, as well as in the B2B segment in Germany and throughout its service-stations network in Western Europe.

This new concession from the municipality of Amsterdam reinforces TotalEnergies' position as a key player in electric mobility in Europe. TotalEnergies is thereby pursuing its development in major European cities, in line with its ambition to operate more than 150,000 charging points for EVs by 2025.

Russia: TotalEnergies partners with Novatek on LNG decarbonization, hydrogen and renewables

On June 3, 2021, TotalEnergies announced that it signed a Memorandum of Understanding with Novatek to jointly work on sustainable reductions of the CO₂ emissions resulting from the production of LNG including with the use of renewable power, to develop large-scale carbon capture and storage (CCS) solutions and to explore new opportunities for developing decarbonized hydrogen and ammonia. This partnership will leverage the significant low-cost resources of the Yamal and Gydan peninsulas and their large potential for geological storage.

Each partner will bring its best-in-class technologies and combine its know-how to explore and develop projects that will help reduce the carbon footprint of the LNG value chain, using:

●	CCS,
●	energy efficiency,
●	renewable sources of power,

●	marketing of carbon-neutral LNG,
●	and clean hydrogen & ammonia.

TotalEnergies is a 19.4% shareholder in Novatek and holds a 20% interest in Yamal LNG, a project that started up in December 2017 and produced more than 18.8 million tons of LNG in 2020. The company also holds a 10% interest in Arctic LNG 2, a project currently under construction and on track to deliver its first LNG cargo in 2023.

Russia: TotalEnergies acquires 10% of Arctic Transshipment LLC from Novatek

TotalEnergies signed a Sale and Purchase Agreement (SPA) with Novatek to acquire 10% of Arctic Transshipment LLC, a wholly owned subsidiary of Novatek, which owns and will operate two LNG transshipment terminals being built in the Murmansk and Kamchatka regions of Russia, as announced on June 3, 2021.

These terminals will provide export logistics services, including to the Arctic LNG 2 project under construction, and will each initially include a 360,000 m3 floating storage unit (FSU) and two ship-to-ship (STS) transfer kits. They will allow for the transshipment of LNG from Arc7 ice-class LNG carriers, which provide transport on the iced waters of the Arctic Ocean, to conventional LNG carriers, which handle the remaining delivery. By limiting the use of Arc7 ice-class LNG carriers, this logistics optimization reduces the costs and CO2 emissions of the LNG transport.

FORWARD-LOOKING STATEMENTS

The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “TotalEnergies” used in this document is generic and used for convenience to designate TotalEnergies SE and the entities included in its scope of consolidation.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition   expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2020.